UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)
                                              -

                                LOEWS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   540424-10-8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Barry Bloom
            667 Madison Avenue, New York, New York 10021 (212) 545-2930
--------------------------------------------------------------------------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                 February 19, 1997
--------------------------------------------------------------------------------
               (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-l(b)(3) or (4), check the following box    .
                                                                     ---
Check the following box if a fee is being paid with the statement    .
                                                                  ---
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D/A
--------------------------------------------------------------------------------
CUSIP No. 540424-10-8
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   LAURENCE A. TISCH
   SS# ###-##-####
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)/   /
       N/A                                                              (b)/   /
--------------------------------------------------------------------------------
3 SEC USE ONLY

--------------------------------------------------------------------------------
4 SOURCE OF FUNDS*
       WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                      /   /
       N/A
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
--------------------------------------------------------------------------------
               7 SOLE VOTING POWER
   NUMBER OF       18,059,998
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY  8 SHARED VOTING POWER
   OWNED BY             0
     EACH     ------------------------------------------------------------------
   REPORTING   9 SOLE DISPOSITIVE POWER
    PERSON         18,059,998
     WITH     ------------------------------------------------------------------
              10 SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         18,059,998
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    /  /
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      15.7%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------

                                AMENDMENT NO. 5

                                      to

                                  SCHEDULE 13D

  This Amendment No. 5 to Schedule 13D is being filed in restated form pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended, and Rules 101(a) and 901(d) of Regulation S-T, and incorporates the Statement on Schedule 13D dated December 12, 1973 (the "Initial Filing") the Statement on Schedule 13D dated April 17, 1980 (the "1980 Filing") and Amendments numbered 1 through 4 thereto (the "Initial Filing, the 1980 Filing and Amendments numbered 1 through 4 thereof are herein referred to jointly as the "Prior Filings").

Item 1.  Security and Issuer
         -------------------

  Item 1 is hereby restated and amended in its entirety to read as follows:

  The class of equity securities to which this statement relates is the Common Stock, $1.00 par value per share (the "Common Stock"), of Loews Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 667 Madison Avenue, New York, New York 10021-8087.

Item 2. Identity and Background
        -----------------------

  Item 2 is hereby restated and amended in its entirety to read as follows:

  This Statement is being filed by Laurence A. Tisch (the "Reporting Person" or "Mr. Tisch"). The Reporting Person is a United States citizen and his business address is 667 Madison Avenue, New York, New York 10021. The Reporting Person's principal occupation is Co-Chairman of the Board and Co-Chief Executive Officer of the Issuer.

  The Issuer is a holding company. Its subsidiaries are engaged in the following lines of business: property, casualty and life insurance (CNA Financial Corporation, an 84% owned subsidiary of the Issuer); the production and sale of cigarettes (Lorillard, Inc., a wholly owned subsidiary); the operation of hotels (Loews Hotels Holding Corporation, a wholly owned subsidiary of the Issuer); the operation of offshore oil and gas drilling rigs (Diamond Offshore Drilling, Inc., a 51% owned subsidiary of the Issuer); and the distribution and sale of watches and clocks (Bulova Corporation, a 97% owned subsidiary of the Issuer).

  Preston R. Tisch, the brother of the Reporting Person, is Co-Chairman of the Board and Co-Chief Executive Officer of the Issuer. The Reporting Person and Preston R. Tisch each own beneficially 18,059,998 shares of the Common Stock, constituting an aggregate of 36,119,996 shares, or approximately 31.4% of the total number of shares of Common Stock of the Issuer outstanding. As a result, they may be deemed to be "controlling" persons of the Issuer as that term is defined in the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

  During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or other Consideration
         -------------------------------------------------

  NOTE: Set forth below is the text of Item 3 as contained in the Initial Filing, without adjustment for stock splits.

  "Between November 2 and December 12, 1973, Tisch Hotels, Inc. ("Tisch Hotels") purchased an aggregate of 804,200 shares of Common Stock of the issuer in transactions effected on the New York Stock Exchange, the PBW Stock Exchange and in the over-the counter market, at prices ranging from $24.75 to $17.125 per share, aggregating $16,459,088.00. Such amount was provided by cash of Tisch Hotels on hand and the sale by it of temporary cash investments and of securities held for investment. Laurence A. Tisch and Preston R. Tisch each own 50% of the outstanding stock of Tisch Hotels.

   "Prior to the foregoing purchases of Common Stock of the issuer, Laurence A. Tisch and Preston R. Tisch were the beneficial owners, indirectly, of 4,610,250 shares of Common Stock of the issuer, representing approximately 35.7% of such outstanding Common Stock. Such shares were acquired more than fourteen years prior to the date hereof. By virtue of such ownership, Laurence A. Tisch and Preston R. Tisch may have been deemed to be 'parents' of the issuer within the meaning of the Securities Act of 1933."

Item 4.  Purpose of Transaction
         ----------------------

  Note: Set forth below is the text of Item 4 as contained in the applicable Prior Filing, without adjustment for stock splits.

  [Initial Filing]

  "The shares of Common Stock of the issuer to which this Schedule relates were acquired for investment purposes.

  "Tisch Hotels has entered into an Agreement dated November 7, 1973 providing for the merger of Tisch Hotels into the issuer, subject to approval by the shareholders of Tisch Hotels and the issuer. The Merger Agreement requires that Tisch Hotels dispose of all of its non-cash assets and apply its cash in payments of dividends to its shareholders and/or to the purchase of additional outstanding shares of Common Stock of the issuer, so that on the effective date of the merger, the assets of Tisch Hotels will consist solely of Common Stock of the issuer. Definitive Proxy materials relating to the merger were mailed to shareholders of the issuer on December 7, 1973 and copies thereof were filed with the Commission in accordance with Rule 14a-6(c) of the Proxy Rules."

  [1980 Filing]

  "The shares of Common Stock held by Mr. Tisch are held for investment."

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

  NOTE: Set forth below is the text of Item 5 as contained in the applicable Prior Filing, without adjustment for stock splits, except as otherwise noted.

  [Initial Filing]

  "Laurence A. Tisch and Preston R. Tisch are the beneficial owners, indirectly, of 5,409,250 shares of the Common Stock of the issuer at the date hereof. For information relating to purchases of Common Stock of the issuer during the last sixty days see Item 3 hereof."

  [1980 Filing]

  "Mr. Tisch is the direct beneficial owner of 2,518,271 shares of Common Stock, constituting approximately 21% of the shares of Common Stock outstanding. Mr. Tisch has sole voting and investment power with respect to such shares, which were acquired by him in January 1974 upon the merger into the Company of Tisch Hotels, Inc. ("THI"), a corporation 50% of the outstanding stock of which was owned by each of Mr. Tisch and his brother, Preston R. Tisch.

  "As previously reported, of the 5,507,550 shares of Common Stock owned by THI immediately prior to the merger, 4,610,250 shares had been acquired in 1958 and 1959 (including shares of the Company's predecessor, Loew's Theatres, Inc., and giving effect to stock splits) and 897,300 shares were acquired between November 1973 and January 1974.

  "2,753,775 shares of Common Stock were acquired by Mr. Tisch upon the merger. In 1974 and 1976, Mr. Tisch gave an aggregate of 218,004 of such shares to trusts for the benefit of his children, which shares have since been distributed by the trusts. Each of Mr. Tisch's children has sole voting and investment power with respect to the shares owned by him. In 1977 and 1978 Mr. Tisch donated an aggregate of 17,500 shares of Common Stock to unrelated charities.

  "In addition, Mr. Tisch is the trustee of trusts for the benefit of the children of Preston R. Tisch. As trustee of such trusts, Mr. Tisch has sole voting and investment power with respect to 145,336 shares of Common Stock held by such trusts.

  "Mr. Tisch disclaims any beneficial interest in the shares held by his children and by the foregoing trusts, and the filing of this Statement shall not be construed as an admission that Mr. Tisch is the beneficial owner of any such shares for any purpose.

 "Mr. Preston R. Tisch, the brother of Mr. Laurence A. Tisch, is the beneficial owner of 2,518,271 shares of the Common Stock and is President and Chief Operating Officer of the Company. Mr. Preston R. Tisch may also be deemed to be a control person of the Company."

  [Amendment No. 1]

  "Laurence A. Tisch is the direct beneficial owner of 5,713,052* (*All references herein to shares of Common Stock give effect to the two and one-half for one stock split of the outstanding shares of Common Stock effected by the Company in April 1984) shares of Common Stock, constituting approximately 21% of the total number of shares outstanding. Laurence A. Tisch has sole voting and investment power with respect to such shares of Common Stock. Since the filing of the 1980 Schedule 13D, Laurence A. Tisch has disposed of 55,000 shares by gift and 527,625 shares of Common Stock in open market transactions pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

  "The following table sets forth certain information with respect to sales of Common Stock by Laurence A. Tisch since July 1, 1984. Except as otherwise noted, all such sales were effected on the New York Stock Exchange.

Date of Sale              Number of Sales Sold             Price per Share
------------              --------------------             ---------------

  7/16/84                        2,500                          $83.25
  7/27/84                       20,000                           81.75
  7/27/84                        1,000                           82.00
  7/27/84                          850                           81.875
  7/27/84                          500                           81.50
  7/27/84                          500                           81.25
  7/27/84                          500                           81.00
  7/30/84                        2,200                           82.00
  7/31/84*                      24,100                           82.00
  8/1/84*                        9,250                           83.75
  8/2/84                         1,250                           84.50
  8/2/84                           250                           84.75
  8/2/84                        11,000                           85.00
  8/2/84                        25,000                           85.125
  8/2/84                         2,350                           85.75
  8/8/84                         5,500                           87.00
  8/8/84                           400                           87.25
  8/8/84                           100                           87.50
  8/10/84                        5,000                           86.50
  8/10/84                        3,450                           86.875
  8/10/84                       18,000                           87.00
  8/10/84                        1,350                           87.125
  8/10/84                          700                           87.25

-----------------------------
*Over-the-counter transaction

  "Laurence A. Tisch has resigned as trustee of trusts for the benefit of two children of Preston R. Tisch, his brother, which were referred to in the 1980
Schedule 13D. Since the filing of the 1980 Schedule 13D the children of Laurence A. Tisch and such trusts have disposed of some of the shares of Common Stock held by them. Laurence A. Tisch disclaims any beneficial interest in any shares held by his children or by the foregoing trusts and the filing of this Statement shall not be construed as an admission that Laurence A. Tisch is the beneficial owner of any such shares for any such purpose.

  "Preston R. Tisch is the beneficial owner of 5,713,052 shares of the Common Stock constituting approximately 21% of the total number of shares outstanding."

  [Amendment No. 2]

  "Laurence A. Tisch is the direct beneficial owner of 13,731,756* (*All references herein to shares of Common Stock give effect to the three for one split of the outstanding shares of Common Stock distributed by the Company on March 1, 1985) shares of Common Stock, constituting approximately 16.8% of the total number of shares outstanding. Laurence A. Tisch has sole voting and investment power with respect to such shares of Common Stock.

  "Pursuant to an Underwriting Agreement dated February 22, 1985, Mr. Tisch sold an aggregate of 3,000,000 shares of Common Stock to Salomon Brothers Inc. and Morgan Stanley & Co. Incorporated as underwriters, for a net purchase price (after an underwriting discount of $1.00 per share) of $42.67 per share. The sale was registered under the Securities Act of 1933, as amended (Registration Statement No. 2-95917) and was consummated on March 1, 1985.

  "In addition, since the filing of Amendment No. 1 to the Schedule 13D, Mr. Tisch sold an aggregate of 407,400 shares of Common Stock in open market transactions pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

  "Preston R. Tisch is the beneficial owner of 13,731,756 shares of the Common Stock constituting approximately 16.8% of the total number of shares outstanding."

  [Amendment No. 3]

    "Laurence A. Tisch is the direct beneficial owner of 11,920,356 shares of Common Stock, constituting approximately 14.6% of the total number of shares outstanding. Laurence A. Tisch has sole voting and investment power with respect to such shares of Common Stock.

  "On November 29, 1985 Mr. Tisch transferred by gift 440,000 shares of Common Stock to the Tisch Foundation, Inc. (the "Foundation"), a charitable, not-for-profit foundation. In addition, on such date Preston R. Tisch transferred by gift to the Foundation an additional 440,000 shares of Common Stock.

  "As of the date hereof, the Foundation owns 880,000 shares of Common Stock, constituting approximately 1% of the total number of shares outstanding. Mr. Tisch, Preston R. Tisch and their spouses constitute a majority of the directors of the Foundation and accordingly Mr. Tisch may be deemed to have shared voting and investment power with respect to the shares of Common Stock owned by the Foundation.

  "Based upon the foregoing, Mr. Tisch may be deemed to be the beneficial owner of an aggregate of 12,800,356 shares of Common Stock constituting approximately 15.7% of the total number of shares outstanding.

  "Since the filing of Amendment No. 2 to this Schedule 13D, Mr. Tisch sold an aggregate of 1,371,400 shares of Common Stock in open market transactions pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

350,000 of such shares were sold on December 16, 1984 at a price of $55.50 per share and 50,000 of such shares were sold on such date at a price of $55.75 per share, in each case in transactions effected on the New York Stock Exchange.

  "The Foundation is a Florida not-for-profit corporation with offices at 666 Fifth Avenue, New York, New York 10103. The name, residence or business address and present occupation, if any, of each executive officer and director of the Foundation, each of whom is a United States citizen, is as follows:
Laurence A. Tisch, director and Senior Vice President of the Foundation, 666 Fifth Avenue, New York, New York 10103, Chairman of the Board and Chief Executive Officer of the Company. Preston R. Tisch, director and President of the Foundation, 666 Fifth Avenue, New York, New York 10103, President and Chief Operating Officer of the Company. Wilma Tisch, director of the Foundation, Island Drive, North Manursing Island, Rye, New York 10580, spouse of Laurence A. Tisch. Joan Tisch, director of the Foundation, 5 Timber Trail, Rye, New York 10580 spouse of Preston R. Tisch. E. Jack Beatus, director, Secretary and Treasurer of the Foundation, 666 Fifth Avenue, New York 10103, accountant.

  "During the last 5 years, neither the Foundation nor any executive officer or director of the Foundation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding resulting in its, his or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

  "Preston R. Tisch may be deemed to be the beneficial owner of an aggregate of 12,800,356 shares of Common Stock constituting approximately 15.7% of the total number of shares outstanding, consisting of 11,920,356 shares (approximately 14.6% of the total number of shares outstanding) as to which Mr. Tisch has sole voting and investment power, and the 880,000 shares (approximately 1% of the total number of shares outstanding) held by the Foundation, referred to above, as to which Mr. Tisch may be deemed to have share voting and investment power."

  [Amendment No. 4]

  "Laurence A. Tisch is the direct beneficial owner of 9,684,156 shares of Common Stock, constituting approximately 11.9% of the total number of shares outstanding. Laurence A. Tisch has sole voting and investment power with respect to such shares of Common Stock.

  "Since the filing of Amendment No. 3 to this Schedule 13D, Mr. Tisch sold an aggregate of 88,700 shares of Common Stock in open market transactions pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

  "In addition, on March 4, 1986 Mr. Tisch sold an aggregate of 2,147,500 shares of Common Stock to Salomon Brothers Inc. and Morgan Stanley & Co. Incorporated, as underwriters (the "Underwriters") pursuant to an Underwriting Agreement dated February 25, 1986 (the "Underwriting Agreement"). The offer and sale of such shares was registered pursuant to the Securities Act of 1933 (Registration No. 33-3509). The purchase price per share was $62.115, net of an underwriting discount of $1.26 per share. This offering also included the sale, at the price set forth above, by the Tisch Foundation, Inc. of the 880,000 shares of Common

Stock owned by it and the sale by Preston R. Tisch of 2,147,500 shares of Common Stock on the same terms.

  "Pursuant to the Underwriting Agreement, Laurence A. Tisch and Preston R. Tisch each agreed that he would not make any sales of Common Stock without the consent of the Underwriters until ninety days subsequent to the date of the Underwriting Agreement.

  "Preston R. Tisch, the brother of Laurence A. Tisch is the beneficial owner of 9,684,156 shares of the Common Stock constituting approximately 11.9% of such shares outstanding.

  [Amendment No. 5]

Item 5 is hereby amended to add the following.

  "The Reporting Person is the direct beneficial owner of 18,059,998 shares of the Common Stock, constituting approximately 15.7% of the total number of shares outstanding. The Reporting Person has sole voting and investment power with respect to such shares of Common Stock.

  "The following table sets forth information with respect to sales of Common Stock by the Reporting Person during the past sixty days. All such sales were effected on the New York Stock Exchange.

Date of Sale         Number of Shares Sold       Price Per Share
------------         ---------------------       ---------------

  2/14/97                    8,550                    $103.000
  2/14/97                    9,500                     103.250
  2/14/97                    1,800                     103.500
  2/14/97                    1,950                     103.625
  2/14/97                      550                     103.750
  2/14/97                    3,650                     104.000
  2/18/97                   27,500                     102.500
  2/18/97                    4,150                     102.750
  2/18/97                    5,000                     102.875
  2/18/97                   25,850                     103.000
  2/18/97                   12,500                     103.250
  2/18/97                    5,000                     103.500
  2/18/97                    5,000                     103.750
  2/18/97                    7,500                     104.000
  2/19/97                    1,000                     103.125
  2/19/97                    1,250                     103.250
  2/19/97                    2,750                     103.500
  2/19/97                    2,500                     103.625
  2/19/97                    7,250                     104.000
  2/19/97                      250                     104.125
  2/20/97                    3,050                     102.750
  2/20/97                   11,250                     103.000
  2/21/97                    2,200                     102.875
  2/24/97                    1,000                     103.375
  2/24/97                   43,750                     105.000
  2/24/97                    3,900                     105.125

  2/24/97                    1,350                     105.250
  2/25/97                    7,500                     106.500
  2/25/97                    5,000                     106.625
  2/25/97                    5,000                     106.750
  2/26/97                   17,500                     106.000
  2/26/97                      700                     106.500
  2/26/97                    2,750                     106.625
  2/26/97                      700                     106.750
  2/26/97                      850                     106.875

Item 6.  Contracts, Arrangements, Understandings or Relationships with
         -------------------------------------------------------------
         Respect to securities of the Issuer
         -----------------------------------

  None.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

  None.

                              SIGNATURE
                              ---------

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated:   March 3, 1997                  By:     /s/ Laurence A. Tisch
                                                ---------------------
                                                    Laurence A. Tisch